SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                              TAG-IT PACIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  873774 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               DECEMBER 22, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.873774 10 3                  13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                COLIN DYNE

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                REPUBLIC OF SOUTH AFRICA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               1,908,230
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY              0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING             908,230
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,908,230

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        23.09%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.873774 10 3                  13G                    Page 3 of 5 Pages



Item 1(a).  Name of Issuer:

                TAG-IT PACIFIC, INC.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                21900 BURBANK BOULEVARD, SUITE 270
                WOODLAND HILLS, CALIFORNIA 91367
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

                COLIN DYNE

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                COLIN DYNE
                TAG-IT PACIFIC, INC.
                21900 BURBANK BOULEVARD, SUITE 270
                WOODLAND HILLS, CALIFORNIA 91367

            ____________________________________________________________________

Item 2(c).  Citizenship:

                REPUBLIC OF SOUTH AFRICA

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                COMMON STOCK, PAR VALUE $0.001 PER SHARE

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                873774 10 3

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      Not Applicable

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.873774 10 3                  13G                    Page 4 of 5 Pages


ITEM 4.  OWNERSHIP.

                Included in rows 5 through 9 and 11 on page 2.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Commerce Investment Group, LLC, a limited liability company organized in California ("Commerce"), has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,000,000 shares of Common Stock of Tag-It Pacific, Inc. (the "Company"), beneficially owned by Colin Dyne.

         Commerce acquired 1,000,000 shares of the Company's Common Stock pursuant to the terms and conditions of a Supply Agreement (the "Supply Agreement"), dated as of December 22, 2000, by and among the Company and Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, and Commerce Investment Group, LLC (collectively referred to as the "Guez Group") and related Investor Rights Agreement, Voting Agreement and Right of First Refusal and Sale Agreement. The 1,000,000 shares of the Company's Common Stock acquired by Commerce are restricted shares with respect to voting rights and transferability. Under the Voting Agreement, in any Company action requiring a stockholder vote, all of the Company's Common Stock owned by the Guez Group must be voted in accordance with any instructions provided by Colin Dyne. Under the Right of First Refusal and Sale Agreement, the Guez Group, as investors in the Company, are limited in their ability to transfer the Company's shares to third parties according to the terms and conditions of the Supply Agreement and related agreements. The Company also holds a right of first refusal to purchase the Guez Group shares on the same terms and conditions as the Guez Group may attain in any third party transaction.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable

ITEM 10. CERTIFICATIONS.

                Not Applicable

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   COLIN DYNE

                                                 APRIL 25, 2001
                                   --------------------------------------------
                                                    (Date)

                                          /S/ COLIN DYNE
                                   --------------------------------------------
                                                  (Signature)


                                                Colin Dyne, CEO
                                   --------------------------------------------
                                                  (Name/Title)


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).